PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
(to prospectus dated February 2, 2005)	Registration No. 333-121617

THE FIRST AMERICAN CORPORATION

6,115,334 SHARES OF COMMON STOCK

This document supplements the prospectus dated February 2, 2005 and the prospectus supplement dated February 9, 2005 relating to the registration of our common stock under our Registration Statement on Form S-4 (Registration No. 333-121617). This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Selling Shareholders” in the prospectus dated February 2, 2005.

An investment in our company involves risk.

You should read carefully the “Risk Factors” beginning on page 3 of the prospectus dated February 2, 2005

before deciding whether to acquire shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated March 1, 2005.

SELLING SHAREHOLDERS

In general, the persons to whom we issue shares of common stock of The First American Corporation under this prospectus will be able to resell such shares in the public market without further registration and without being required to deliver a prospectus. However, certain persons who receive our common shares may want to resell those securities in distributions that would require the delivery of a prospectus. With our consent, this prospectus and a prospectus supplement may be used by certain shareholders who wish to sell our common stock. As used in this prospectus, “selling shareholders” may include shareholders who receive our common shares hereunder in connection with an acquisition and donees and pledgees selling shares received from such people. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

Selling shareholders may sell our common shares in any combination of the following:

•	through the New York Stock Exchange or any national securities exchange on which our common stock has been approved for listing in the future;

•	directly to purchasers in negotiated transactions;

•	by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

•	in block trades in which the broker or dealer will attempt to sell securities as an agent but may position and resell a portion of the block as principal;

•	in a transaction in which a broker or dealer purchases as principal for resale for its own account; or

•	through underwriters or agents.

Resales by selling shareholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Shares of our common stock may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the shares through other securities dealers, and commissions or concessions to those other dealers may be allowed. Such selling shareholders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act and to reimburse them for any expenses in connection with an offering or sale of securities.

The selling shareholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by them and profit on any resale of such shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

Selling shareholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

We will not receive any part of the proceeds from the resale by the selling shareholders of any shares under this prospectus. We will bear all expenses other than selling discounts and commissions and fees and expenses of the selling shareholders in connection with the registration of the shares being reoffered by the selling shareholders.

1

The following table sets forth, as of the date of this prospectus supplement, the following information:

•	the name of the selling shareholders;

•	the number of shares of common stock that the selling shareholders may sell from time to time pursuant to the prospectus as supplemented; and

•	the number of shares of common stock beneficially owned by the selling shareholders prior to the offering.

Selling Shareholder	Common shares that may be sold	Common shares owned before the offering
William Wirthlin (1)	284,509	0
Mark S. Webber (2)	55,269	0

(1)	Mr. Wirthlin is currently a vice president of First American Title Insurance Company, a wholly-owned subsidiary of First American, a position he has held for three years.

(2)	Mr. Webber is currently the Utah State Manager of First American Title Insurance Company, a wholly-owned subsidiary of First American, a position he has held since August 2004.

Except as noted in the footnotes to the above table, no selling shareholder has held any position or office with, been employed by or otherwise had any material relationship with First American or First American’s predecessors or affiliates during the three years prior to the date of this prospectus.

The selling shareholders may offer all or some portion of the shares of common stock listed above in the column “Common shares that may be sold.” Accordingly, no estimate can be given as to the amount or percentage of outstanding common shares that will be held by the selling shareholders upon termination of sales pursuant to this prospectus. In addition, the selling shareholders identified above may have sold, transferred or disposed of all or a portion of his or her common shares since the date on which he or she provided the information regarding his or her holdings in transactions exempt from the registration requirements of the Securities Act.

This prospectus, as supplemented, will be further amended or supplemented, if required by the Securities Act and the rules of the SEC, to disclose the identity of additional selling shareholders, the number of shares to be sold by the selling shareholders, any material relationship a selling shareholder may have with us, and other details of the resale. Information concerning the selling shareholders will be obtained from the selling shareholders.

2